UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41978

ALTA GLOBAL GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

ALTA GLOBAL GROUP LIMITED

EXPLANATORY NOTE

On September 10, 2024, Alta Global Group Limited (NYSE American: MMA) issued a press release titled “UFC GYM and Alta Global Group Announce Partnership to Deliver Alta’s Products and Programs Across 150+ Global Gyms.” A copy of the press release is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release, dated September 10, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTA GLOBAL GROUP LIMITED

Date: September 10, 2024	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer